

December 21, 2012

Via E-Mail
Mr. Peter M. McCormick
Chief Executive Officer
Magnetek, Inc.
N49 W13650 Campbell Drive
Menomonee Falls, WI 53051

> **Re: Magnetek, Inc.**
> **Form 10-K for the Transition Period ended January 1, 2012**
> **Filed March 15, 2012**
> **File No. 1-10233**

Dear Mr. McCormick:

We have reviewed your response letter dated December 11, 2012 and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Transition Period ended January 1, 2012

Item 8. Financial Statements and Supplementary Data

Note 13. Employee Benefit Plans, page 51

1.   We note from your response to prior comment 1, gains and losses in excess of 10% of the corridor are amortized on a straight-line basis over the average future life expectancy of the covered group (plan participants) at the measurement date. Please tell us why you amortize over this period and not the average remaining service period of active employees expected to receive benefits under the plan. Tell us whether all or almost all of a plan's participants are inactive. Refer to FASB ASC 715-30-35-24.

2.   We note your response to prior comment 4 and the inclusion of your proposed narrative description of investment policies and strategies. However, your proposed disclosure does not appear to address FASB ASC 715-20-50-1(d) (5)(ii) and (iv). Please specifically address your consideration of those disclosures.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant

cc (e-mail):   Marty J. Schwenner
                Chief Financial Officer